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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               CARDINAL FINANCIAL
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14149F109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  /X/    Rule 13d-1(b)
                  / /    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 14149F109


1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                (a) / /
                                                                      (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                      5      SOLE VOTING POWER
     NUMBER OF               32,000
       SHARES
    BENEFICIALLY
      OWNED BY        6      SHARED VOTING POWER
        EACH                 0
     REPORTING
       PERSON         7      SOLE DISPOSITIVE POWER
        WITH
                             32,000

                      8      SHARED DISPOSITIVE POWER

                             204,000


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         236,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                           / /


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6 %

12       TYPE OF REPORTING PERSON (See Instructions)

         CO, IA


                               Page 2 of 5 pages

Item 1.           (a)      Name of Issuer:
                           Cardinal Financial

                  (b)      Address of Issuer's Principal Executive Offices:
                           10641 Lee Highway
                           Fairfax, Virginia 22030

Item 2.           (a)      Name of Person Filing:
                           Laifer Capital Management, Inc.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:
                           45 West 45th Street
                           New York, New York 10036

                  (c)      Citizenship:
                           Delaware


                  (d)      Title of Class of Securities:
                           Common Stock


                  (e)      CUSIP Number:
                           14149F109


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)    / /        Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

                  (b)    / /        Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

                  (c)    / /        Insurance company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)    / /        Investment company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    U.S.C. 80a-8).

                  (e)    /X/        Investment adviser in accordance with
                                    Section 240.13d-1(b)(1)(ii)(E).

                  (f)    / /        Employee benefit plan or endowment fund in
                                    accordance with Section
                                    240.13d-1(b)(1)(ii)(F).



                               Page 3 of 5 pages

                  (g)    / /        Parent holding company or control person in
                                    accordance with Section
                                    240.13d-1(b)(1)(ii)(G).

                  (h)    / /        Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813).

                  (i)    / /        A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3).

                  (j)    / /        Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned: 236,000

                  (b)      Percent of Class: 5.6%

                  (c)      Number of Shares as to which the person has:

                           (i)      sole power to vote or direct the vote -
                                    32,000

                           (ii)     shared power to vote or direct the vote - 0

                           (iii)    sole power to dispose or direct the
                                    disposition of - 32,000

                           (iv) shared power to dispose or direct the disposition of - 204,000

Item 5.           Ownership of Five Percent or Less of a Class:

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following / /.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person: Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                  Company: Not Applicable


                               Page 4 of 5 pages

Item 8.           Identification and Classification of Members of the Group:
                  Not Applicable


Item 9.           Notice of Dissolution of Group:
                  Not Applicable


Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                LAIFER CAPITAL MANAGEMENT, INC.


                                                BY:    /s/ Lance Laifer
                                                       -----------------
                                                       Lance Laifer
                                                       President

Date:      February 10, 1999

                               Page 5 of 5 pages